BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 FEB -5 AM 8:07

BAA


02002937

02 November 2001

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Marcela Zeman
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 171 932 6736

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 2 November 2001

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date



Friday 2 November, 2001

CAA PRELIMINARY PROPOSALS

The CAA's proposals address directly the need for airport charges to be set at a level which encourages investment in airports to meet the nation's needs. The proposals are wide ranging.

Whilst the CAA has adopted some important points of principle, including a move over time to a dual-till, the document is complex and detailed. There are a large number of significant points which we will wish to discuss in depth with the CAA over the coming months.

As the report acknowledges, much of the work is based upon the business environment pre-September 11. In the short-term, while accurate forecasting is not possible, the development of the proposals will have to take account of the uncertainty.

This is an early step in a process that will not conclude until late in 2002.

For further information on BAA plc see www.baa.com.

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel: +44 (0)20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0)20 7932 6692

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com



BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


02 FEB -5 AM 8:07

BAA

25 October 2001

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Marcela Zeman
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 171 932 6736

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 25 October 2001

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



Thursday 25 October 2001

BAA APPOINTS MARK CLARE NON-EXECUTIVE DIRECTOR

BAA plc, the international airports group, today announced the appointment of Mark Clare, deputy chief executive of Centrica plc, as a non-executive director of the company.

Mark Clare, aged 43, has extensive financial experience with a number of leading companies. Before becoming deputy chief executive of Centrica plc, Mr Clare was finance director, Centrica plc 1997-2000 and financial controller, British Gas plc 1994-1997. He has also worked for STC Submarine systems, Northern Telecom UK Ltd, STC plc and GEC Marconi plc.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield**
Tel: 020 7932 6654

City enquiries: **Steven Olivant**
Tel: 020 7932 6831

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton



Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

